Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three and nine months ended September 30, 2019 and 2018

Rogers Communications Inc.	1	Third Quarter 2019

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2019	2018	2019	2018

Revenue	4	3,754	3,769	11,121	11,158

Operating expenses:
Operating costs	5	2,042	2,149	6,439	6,696
Depreciation and amortization		627	558	1,850	1,647
Gain on disposition of property, plant and equipment		—	(5)	—	(16)
Restructuring, acquisition and other	6	42	47	101	116
Finance costs	7	215	176	610	588
Other expense (income)	8	16	15	2	(6)

Income before income tax expense		812	829	2,119	2,133
Income tax expense		219	235	544	576

Net income for the period		593	594	1,575	1,557

Earnings per share:
Basic	9	$1.16	$1.15	$3.07	$3.02
Diluted	9	$1.14	$1.15	$3.05	$3.01
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Third Quarter 2019

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Net income for the period	593	594	1,575	1,557

Other comprehensive income (loss):

Items that will not be reclassified to income
Equity investments measured at fair value through other comprehensive income (FVTOCI):
Increase (decrease) in fair value	202	(7)	638	(428)
Related income tax (expense) recovery	(27)	2	(87)	58

Equity investments measured at FVTOCI	175	(5)	551	(370)

Items that may subsequently be reclassified to income:
Cash flow hedging derivative instruments:
Unrealized gain (loss) in fair value of derivative instruments	653	(132)	319	118
Reclassification to net income of (gain) loss on debt derivatives	(114)	135	262	(249)
Reclassification to net income or property, plant and equipment of (gain) loss on expenditure derivatives	(17)	—	(51)	5
Reclassification to net income for accrued interest	(11)	(10)	(35)	(33)
Related income tax (expense) recovery	(102)	14	(62)	5

Cash flow hedging derivative instruments	409	7	433	(154)

Share of other comprehensive income (loss) of equity-accounted investments, net of tax	1	(5)	(5)	5

Other comprehensive income (loss) for the period	585	(3)	979	(519)

Comprehensive income for the period	1,178	591	2,554	1,038
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Third Quarter 2019

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at September 30	As at January 1	As at December 31
	Note	2019	2019	2018
			(see note 2)

Assets
Current assets:
Cash and cash equivalents		262	405	405
Accounts receivable		2,097	2,259	2,259
Inventories		393	466	466
Current portion of contract assets		1,154	1,052	1,052
Other current assets		472	413	436
Current portion of derivative instruments	10	129	270	270
Total current assets		4,507	4,865	4,888

Property, plant and equipment		13,661	13,261	11,780
Intangible assets	11	8,893	7,205	7,205
Investments	12	2,744	2,134	2,134
Derivative instruments	10	1,639	1,339	1,339
Contract assets		488	535	535
Other long-term assets		207	132	132
Goodwill		3,923	3,905	3,905

Total assets		36,062	33,376	31,918

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	13	1,708	2,255	2,255
Accounts payable and accrued liabilities		2,572	2,997	3,052
Income tax payable		129	177	177
Other current liabilities		114	132	132
Contract liabilities		166	233	233
Current portion of long-term debt	14	1,400	900	900
Current portion of lease liabilities	15	219	190	—
Current portion of derivative instruments	10	3	87	87
Total current liabilities		6,311	6,971	6,836

Provisions		37	35	35
Long-term debt	14	14,879	13,390	13,390
Derivative instruments	10	11	22	22
Lease liabilities	15	1,435	1,355	—
Other long-term liabilities		445	546	546
Deferred tax liabilities		3,301	2,901	2,910
Total liabilities		26,419	25,220	23,739

Shareholders' equity	16	9,643	8,156	8,179

Total liabilities and shareholders' equity		36,062	33,376	31,918

Subsequent events	16
Contingent liabilities	19
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Third Quarter 2019

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Class A Voting Shares		Class B Non-Voting Shares
Nine months ended September 30, 2019	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, December 31, 2018	71	111,155	406	403,657	7,182	636	(125)	9	8,179
Adjustments pertaining to IFRS 16 adoption (see note 2)	—	—	—	—	(23)	—	—	—	(23)
Balances, January 1, 2019 (see note 2)	71	111,155	406	403,657	7,159	636	(125)	9	8,156
Net income for the period	—	—	—	—	1,575	—	—	—	1,575

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	551	—	—	551
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	433	—	433
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	(5)	(5)
Total other comprehensive income (loss)	—	—	—	—	—	551	433	(5)	979
Comprehensive income for the period	—	—	—	—	1,575	551	433	(5)	2,554

Reclassification to retained earnings for disposition of FVTOCI investments	—	—	—	—	16	(16)	—	—	—

Transactions with shareholders recorded directly in equity:
Repurchase of Class B Non-Voting Shares	—	—	(4)	(4,273)	(294)	—	—	—	(298)
Dividends declared	—	—	—	—	(769)	—	—	—	(769)
Share class exchange	—	(1)	—	1	—	—	—	—	—
Total transactions with shareholders	—	(1)	(4)	(4,272)	(1,063)	—	—	—	(1,067)

Balances, September 30, 2019	71	111,154	402	399,385	7,687	1,171	308	4	9,643

	Class A Voting Shares		Class B Non-Voting Shares
Nine months ended September 30, 2018	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2018	72	112,407	405	402,403	6,070	1,013	(63)	(5)	7,492
Net income for the period	—	—	—	—	1,557	—	—	—	1,557

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	(370)	—	—	(370)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(154)	—	(154)
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	5	5
Total other comprehensive income (loss)	—	—	—	—	—	(370)	(154)	5	(519)
Comprehensive income for the period	—	—	—	—	1,557	(370)	(154)	5	1,038

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(741)	—	—	—	(741)
Shares issued on exercise of stock options	—	—	—	2	—	—	—	—	—
Share class exchange	(1)	(1,252)	1	1,252	—	—	—	—	—
Total transactions with shareholders	(1)	(1,252)	1	1,254	(741)	—	—	—	(741)

Balances, September 30, 2018	71	111,155	406	403,657	6,886	643	(217)	—	7,789
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	Third Quarter 2019

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2019	2018	2019	2018
Operating activities:
Net income for the period		593	594	1,575	1,557
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		627	558	1,850	1,647
Program rights amortization		17	9	58	39
Finance costs	7	215	176	610	588
Income tax expense		219	235	544	576
Post-employment benefits contributions, net of expense		33	31	(82)	(38)
Gain on disposition of property, plant and equipment		—	(5)	—	(16)
Net change in contract asset balances		(26)	(74)	(55)	(168)
Other		5	20	65	15
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid		1,683	1,544	4,565	4,200
Change in non-cash operating working capital items	20	(57)	77	(279)	(72)
Cash provided by operating activities before income taxes paid and interest paid		1,626	1,621	4,286	4,128
Income taxes paid		(99)	(125)	(345)	(316)
Interest paid		(222)	(192)	(581)	(575)

Cash provided by operating activities		1,305	1,304	3,360	3,237

Investing activities:
Capital expenditures	20	(657)	(700)	(2,016)	(1,962)
Additions to program rights		(15)	(16)	(29)	(28)
Changes in non-cash working capital related to capital expenditures and intangible assets		(63)	(37)	(144)	(232)
Acquisitions and other strategic transactions, net of cash acquired	11	—	—	(1,731)	—
Other		11	5	1	16

Cash used in investing activities		(724)	(748)	(3,919)	(2,206)

Financing activities:
Net (repayment) proceeds received on short-term borrowings	13	(311)	(255)	(523)	252
Net issuance (repayment) of long-term debt	14	—	—	2,276	(823)
Net (payments) proceeds on settlement of debt derivatives and forward contracts	10	(22)	16	(126)	362
Principal payments of lease liabilities	15	(45)	—	(124)	—
Transaction costs incurred	14	—	(2)	(33)	(18)
Repurchase of Class B Non-Voting Shares	16	(89)	—	(294)	—
Dividends paid		(256)	(247)	(760)	(741)

Cash (used in) provided by financing activities		(723)	(488)	416	(968)

Change in cash and cash equivalents		(142)	68	(143)	63
Cash and cash equivalents (bank advances), beginning of period		404	(11)	405	(6)

Cash and cash equivalents, end of period		262	57	262	57
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the nine months ended September 30, 2019, Wireless and Cable were operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly-owned subsidiaries. Media was operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. These fluctuations are described in note 1 to our annual audited consolidated financial statements for the year ended December 31, 2018 (2018 financial statements).

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three and nine months ended September 30, 2019 (third quarter 2019 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), following the same accounting policies and methods of application as those disclosed in our 2018 financial statements with the exception of new accounting policies that were adopted on January 1, 2019 as described in note 2. These third quarter 2019 interim financial statements were approved by RCI's Board of Directors on October 22, 2019.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these third quarter 2019 interim financial statements include only significant transactions and changes occurring for the nine months since our year-end of December 31, 2018 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These third quarter 2019 interim financial statements should be read in conjunction with the 2018 financial statements.

All dollar amounts are in Canadian dollars unless otherwise stated.

New Accounting Standards
IFRS 16 - Leases (IFRS 16)
Effective January 1, 2019, we adopted IFRS 16, which supersedes previous accounting standards for leases, including IAS 17, Leases (IAS 17) and IFRIC 4, Determining whether an arrangement contains a lease (IFRIC 4).

IFRS 16 introduced a single accounting model for lessees. A lessee is required to recognize, on its statement of financial position, a right-of-use asset, representing its right to use the underlying leased asset, and a lease liability, representing its obligation to make lease payments. As a result of adopting IFRS 16, we have recognized a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position, as well as a decrease to operating costs (for the removal of rent expense for leases), an increase to depreciation and amortization (due to depreciation of the

Rogers Communications Inc.	7	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

right-of-use asset), and an increase to finance costs (due to accretion of the lease liability). The accounting treatment for lessors remains largely the same as under IAS 17.

We adopted IFRS 16 with the cumulative effect of initial application recognized as an adjustment to retained earnings within shareholders' equity on January 1, 2019. We have not restated comparatives for 2018. At transition, we applied the practical expedient available to us as lessee that allows us to maintain our lease assessments made under IAS 17 and IFRIC 4 for existing contracts. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed after January 1, 2019.

For leases that were classified as operating leases under IAS 17, lease liabilities at transition have been measured at the present value of remaining lease payments, discounted at the related incremental borrowing rate as at January 1, 2019. Generally, right-of-use assets at transition have been measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent relating to that lease. For certain leases where we have readily available information, we have elected to measure the right-of-use assets at their carrying amounts as if IFRS 16 had been applied since the lease commencement date using the related incremental borrowing rate for the remaining lease period as at January 1, 2019.

When applying IFRS 16 to leases previously classified as operating leases, the following practical expedients were available to us. We have:

•	applied a single discount rate to a portfolio of leases with similar characteristics;

•	excluded initial direct costs from measuring the right-of-use asset as at January 1, 2019;

•	used hindsight in determining the lease term where the contract contains purchase, extension, or termination options; and

•
relied upon our assessment of whether leases are onerous under the requirements of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing our right-of-use assets for impairment.

We have elected to not separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component. On transition, we have not elected the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect the recognition exemptions on a class-by-class basis for new classes, and lease-by-lease basis, respectively, in the future.

There was no significant impact for contracts in which we are the lessor.

Rogers Communications Inc.	8	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Reconciliation of condensed consolidated statement of financial position as at January 1, 2019
Below is the effect of transition to IFRS 16 on our condensed consolidated statement of financial position as at January 1, 2019.

(In millions of dollars)	Reference	As reported as at December 31, 2018	Effect of IFRS 16 transition	Subsequent to transition as at January 1, 2019

Assets
Current assets:
Cash and cash equivalents		405	—	405
Accounts receivable		2,259	—	2,259
Inventories		466	—	466
Current portion of contract assets		1,052	—	1,052
Other current assets		436	(23)	413
Current portion of derivative instruments		270	—	270
Total current assets		4,888	(23)	4,865

Property, plant and equipment	i	11,780	1,481	13,261
Intangible assets		7,205	—	7,205
Investments		2,134	—	2,134
Derivative instruments		1,339	—	1,339
Contract assets		535	—	535
Other long-term assets		132	—	132
Goodwill		3,905	—	3,905

Total assets		31,918	1,458	33,376

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings		2,255	—	2,255
Accounts payable and accrued liabilities		3,052	(55)	2,997
Income tax payable		177	—	177
Other current liabilities		132	—	132
Contract liabilities		233	—	233
Current portion of long-term debt		900	—	900
Current portion of derivative instruments		87	—	87
Current portion of lease liabilities	i	—	190	190
Total current liabilities		6,836	135	6,971

Provisions		35	—	35
Long-term debt		13,390	—	13,390
Derivative instruments		22	—	22
Lease liabilities	i	—	1,355	1,355
Other long-term liabilities		546	—	546
Deferred tax liabilities		2,910	(9)	2,901
Total liabilities		23,739	1,481	25,220

Shareholders' equity		8,179	(23)	8,156

Total liabilities and shareholders' equity		31,918	1,458	33,376

Prior to adopting IFRS 16, our total minimum operating lease commitments as at December 31, 2018 were $979 million. The weighted average discount rate applied to the total lease liabilities recognized on transition was 3.82%. The difference between the total of the minimum lease payments set out in Note 27 to our 2018 Annual Financial Statements and the total lease liabilities recognized on transition was a result of:

•
the inclusion of lease payments beyond minimum commitments relating to reasonably certain renewal periods or extension options that had not yet been exercised as at December 31, 2018; partially offset by

•	the effect of discounting on the minimum lease payments; and

Rogers Communications Inc.	9	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

•
certain costs to which we are contractually committed under lease contracts but which do not qualify to be accounted for as a lease liability, such as variable lease payments not tied to an index or rate.

i) Right-of-use assets and lease liabilities
We have recorded a right-of-use asset and a lease liability for all existing leases at the lease commencement date, which is January 1, 2019 for the purposes of our adoption. The lease liability has been initially measured at the present value of lease payments that remain to be paid at the commencement date. Lease payments included in the measurement of the lease liability include:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or rate;

•	amounts expected to be payable under a residual value guarantee; and

•
the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

After transition, the right-of-use asset will initially be measured at cost, consisting of:

•	the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date; plus

•	any initial direct costs incurred; and

•	an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less

•	any lease incentives received.

The right-of-use asset will typically be depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term will consist of:

•	the non-cancellable period of the lease;

•	periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and

•	periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

See note 15 for our accounting policies, including estimates and judgments, to be used for accounting for leases under IFRS 16.

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, and Media. All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2 of our 2018 Annual Audited Consolidated Financial Statements and as described in note 2 of the third quarter 2019 interim financial statements. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties, however eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are, collectively, our chief operating decision maker and regularly review our operations and performance by segment. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other (income) expense; and income tax expense.

Rogers Communications Inc.	10	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Information by Segment

Three months ended September 30, 2019	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	2,324	994	483	(47)	3,754

Operating costs	5	1,186	495	353	8	2,042

Adjusted EBITDA		1,138	499	130	(55)	1,712

Depreciation and amortization						627
Restructuring, acquisition and other	6					42
Finance costs	7					215
Other expense	8					16

Income before income taxes						812

Three months ended September 30, 2018	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	2,331	983	488	(33)	3,769

Operating costs	5	1,232	493	415	9	2,149

Adjusted EBITDA		1,099	490	73	(42)	1,620

Depreciation and amortization						558
Gain on disposition of property, plant and equipment						(5)
Restructuring, acquisition and other	6					47
Finance costs	7					176
Other expense	8					15

Income before income taxes						829

Nine months ended September 30, 2019	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	6,757	2,967	1,542	(145)	11,121

Operating costs	5	3,476	1,545	1,424	(6)	6,439

Adjusted EBITDA		3,281	1,422	118	(139)	4,682

Depreciation and amortization						1,850
Restructuring, acquisition and other	6					101
Finance costs	7					610
Other expense	8					2

Income before income taxes						2,119

Rogers Communications Inc.	11	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Nine months ended September 30, 2018	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	6,736	2,943	1,628	(149)	11,158

Operating costs	5	3,674	1,558	1,472	(8)	6,696

Adjusted EBITDA		3,062	1,385	156	(141)	4,462

Depreciation and amortization						1,647
Gain on disposition of property, plant and equipment						(16)
Restructuring, acquisition and other	6					116
Finance costs	7					588
Other income	8					(6)

Income before income taxes						2,133

NOTE 4: REVENUE

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2019	2018	2019	2018

Wireless
Service revenue	1,808	1,837	5,368	5,285
Equipment revenue	516	494	1,389	1,451

Total Wireless	2,324	2,331	6,757	6,736

Cable
Internet	570	534	1,684	1,578
Television	363	357	1,075	1,079
Phone	56	88	197	277
Service revenue	989	979	2,956	2,934
Equipment revenue	5	4	11	9

Total Cable	994	983	2,967	2,943

Total Media	483	488	1,542	1,628

Corporate items and intercompany eliminations	(47)	(33)	(145)	(149)

Total revenue	3,754	3,769	11,121	11,158

NOTE 5: OPERATING COSTS

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2019	2018	2019	2018

Cost of equipment sales	537	526	1,516	1,584
Merchandise for resale	58	54	167	163
Other external purchases	949	1,001	3,192	3,312
Employee salaries, benefits, and stock-based compensation	498	568	1,564	1,637

Total operating costs	2,042	2,149	6,439	6,696

Rogers Communications Inc.	12	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 6: RESTRUCTURING, ACQUISITION AND OTHER

During the three and nine months ended September 30, 2019, we incurred $42 million and $101 million (2018 - $47 million and $116 million), respectively, in restructuring, acquisition and other expenses. These expenses in 2019 and 2018 consisted of severance costs associated with the targeted restructuring of our employee base and contract termination and other costs.

NOTE 7: FINANCE COSTS

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2019	2018	2019	2018

Interest on borrowings [1]		194	173	554	536
Interest on post-employment benefits liability		2	5	8	10
Loss on repayment of long-term debt	14	—	—	—	28
Loss (gain) on foreign exchange		20	(27)	(52)	46
Change in fair value of derivative instruments		(19)	27	54	(32)
Capitalized interest		(5)	(5)	(14)	(15)
Other		8	3	16	15

Finance costs before interest on lease liabilities		200	176	566	588
Interest on lease liabilities	15	15	—	44	—

Total finance costs		215	176	610	588

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

NOTE 8: OTHER EXPENSE (INCOME)

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2019	2018	2019	2018

Losses from associates and joint ventures	25	20	28	17
Other investment income	(9)	(5)	(26)	(23)

Total other expense (income)	16	15	2	(6)

NOTE 9: EARNINGS PER SHARE

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except per share amounts)	2019	2018	2019	2018

Numerator (basic) - Net income for the period	593	594	1,575	1,557

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	511	515	513	515
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	2	1	1	1

Weighted average number of shares outstanding - diluted	513	516	514	516

Earnings per share:
Basic	$1.16	$1.15	$3.07	$3.02
Diluted	$1.14	$1.15	$3.05	$3.01

For the three and nine months ended September 30, 2019, and for the nine months ended September 30, 2018, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the three and nine months ended September 30, 2019 was reduced by $9 million and $6 million (2018 - nil and $2 million), respectively, in the diluted earnings per share calculation.

Rogers Communications Inc.	13	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

A total of 1,077,885 and 1,040,170 options were out of the money for the three and nine months ended September 30, 2019 (2018 - 37,715 and 527,550), respectively. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 10: FINANCIAL INSTRUMENTS

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, bond forwards, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

Debt derivatives
We use cross-currency interest rate agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, credit facility borrowings, and US dollar-denominated commercial paper (US CP) borrowings (see note 13). We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

The tables below summarize the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and nine months ended September 30, 2019 and 2018.

		Three months ended September 30, 2019			Nine months ended September 30, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	420	1.34	561
Debt derivatives settled	—	—	—	420	1.34	564
Net cash received			—			3

US commercial paper program
Debt derivatives entered	3,228	1.32	4,257	10,046	1.33	13,361
Debt derivatives settled	3,452	1.33	4,578	10,421	1.33	13,865
Net cash paid			(22)			(18)

		Three months ended September 30, 2018			Nine months ended September 30, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	125	1.26	157
Debt derivatives settled	—	—	—	125	1.26	157
Net cash (paid) received			—			(1)

US commercial paper program
Debt derivatives entered	4,314	1.31	5,649	11,436	1.29	14,726
Debt derivatives settled	4,503	1.31	5,877	11,213	1.29	14,413
Net cash received			16			37

As at September 30, 2019, we had nil and US$799 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2018 - nil and US$1,178 million), respectively.

Rogers Communications Inc.	14	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Senior notes
Below is a summary of the debt derivatives into which we entered related to senior notes during the nine months ended September 30, 2019 and 2018. We did not enter into any debt derivatives related to senior notes during the three months ended September 30, 2019 or 2018.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2019 issuances
April 30, 2019	1,250	2049	4.350%	4.173%	1,676

2018 issuances
February 8, 2018	750	2048	4.300%	4.193%	938

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at September 30, 2019, we had US$7,300 million (December 31, 2018 - US$6,050 million) in US dollar-denominated senior notes and debentures, of which all of the associated foreign exchange risk had been hedged using debt derivatives.

In April 2018, we repaid the entire outstanding principal amount of our US$1.4 billion senior notes that were otherwise due in August 2018. At the same time, the associated debt derivatives were settled for net proceeds of $326 million, resulting in a net repayment of $1.5 billion, which was separately funded through our US CP program and our bank credit facility.

Bond forwards
From time to time, we have used bond forward derivatives (bond forwards) to hedge interest rate risk on the senior notes we had expected to issue in the future.

During the nine months ended September 30, 2019, we exercised a $500 million notional bond forward due 2019 in relation to the issuance of the $1 billion senior notes due 2029 and paid $54 million to settle the derivative. We also exercised a $400 million notional bond forward due 2019 in relation to the issuance of the US$1.25 billion senior notes due 2049 and paid $57 million to settle the derivative. We did not enter into or settle any other bond forwards during the three and nine months ended September 30, 2019 or 2018.

As at September 30, 2019, we had nil (December 31, 2018 - $900 million) notional amount of bond forwards outstanding. The outstanding bond forwards as at December 31, 2018 were all designated as hedges for accounting purposes.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

The tables below summarize the expenditure derivatives we entered into and settled during the three and nine months ended September 30, 2019 and 2018.

		Three months ended September 30, 2019			Nine months ended September 30, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	—	—	—	780	1.32	1,031
Expenditure derivatives settled	240	1.25	301	690	1.25	863

Rogers Communications Inc.	15	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

		Three months ended September 30, 2018			Nine months ended September 30, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	120	1.30	156	720	1.24	896
Expenditure derivatives settled	210	1.30	273	630	1.30	819

As at September 30, 2019, we had US$1,170 million notional amount of expenditure derivatives outstanding (December 31, 2018 - US$1,080 million) with terms to maturity ranging from October 2019 to December 2020 (December 31, 2018 - January 2019 to December 2020), at an average rate of $1.29/US$ (December 31, 2018 - $1.24/US$).

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at September 30, 2019, we had equity derivatives outstanding for 4.3 million (December 31, 2018 - 5.0 million) Class B Non-Voting Shares with a weighted average price of $51.76 (December 31, 2018 - $51.54).

During the nine months ended September 30, 2019, we settled 0.7 million equity derivatives at a weighted average price of $71.66 for net proceeds of $16 million.

During the nine months ended September 30, 2018, we settled 0.4 million equity derivatives at a weighted average price of $61.15 for net proceeds of $4 million.

We did not enter into any equity derivatives during the three or nine months ended September 30, 2019 or 2018. We have executed extension agreements for our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2020 (from April 2019).

Fair Values of Financial Instruments
The carrying values of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair value of each of our bond forwards is determined by discounting to the measurement date the cash flows that result from multiplying the bond forward's notional amount by the difference between the period-end market forward yields and the forward yield in each bond forward.

The fair values of our equity derivatives are based on the quoted market value of Class B Non-Voting Shares.

Rogers Communications Inc.	16	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

•	financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;

•	financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and

•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at September 30, 2019 or December 31, 2018 and there were no transfers between Level 1, Level 2, or Level 3 during the three or nine months ended September 30, 2019 or 2018.
Below is a summary of our financial instruments carried at fair value as at September 30, 2019 and December 31, 2018.

	Carrying value		Fair value (Level 1)		Fair value (Level 2)
	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31
(In millions of dollars)	2019	2018	2019	2018	2019	2018

Financial assets
Investments, measured at fair value:
Investments in publicly traded companies	1,711	1,051	1,711	1,051	—	—
Derivatives:
Debt derivatives accounted for as cash flow hedges	1,670	1,354	—	—	1,670	1,354
Debt derivatives not accounted for as hedges	1	41	—	—	1	41
Expenditure derivatives accounted for as cash flow hedges	42	122	—	—	42	122
Equity derivatives not accounted for as hedges	55	92	—	—	55	92

Total financial assets	3,479	2,660	1,711	1,051	1,768	1,609

Financial liabilities
Derivatives:
Debt derivatives accounted for as cash flow hedges	10	22	—	—	10	22
Bond forwards accounted for as cash flow hedges	—	87	—	—	—	87
Expenditure derivatives accounted for as cash flow hedges	4	—	—	—	4	—

Total financial liabilities	14	109	—	—	14	109

Below is a summary of the fair value of our long-term debt as at September 30, 2019 and December 31, 2018.

	As at September 30, 2019		As at December 31, 2018
(In millions of dollars)	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]

Long-term debt (including current portion)	16,279	18,843	14,290	15,110

[1]	Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy.

NOTE 11: INTANGIBLE ASSETS

600 MHz Spectrum Licence Acquisition
In April 2019, Innovation, Science and Economic Development Canada announced the results of the 600 MHz spectrum licence auction that was held in March and April 2019. We were awarded fifty-two 10 MHz spectrum licences consisting of contiguous, paired blocks in all provinces and territories across Canada. Upon acquisition, we recognized the spectrum licences as indefinite-life intangible assets of $1,731 million, including directly attributable costs.

Rogers Communications Inc.	17	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 12: INVESTMENTS

	As at September 30	As at December 31
(In millions of dollars)	2019	2018

Investments in:
Publicly traded companies	1,711	1,051
Private companies	128	145
Investments, measured at FVTOCI	1,839	1,196
Investments, associates and joint ventures	905	938

Total investments	2,744	2,134

NOTE 13: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at September 30, 2019 and December 31, 2018.

	As at September 30	As at December 31
(In millions of dollars)	2019	2018

Accounts receivable securitization program	650	650
US commercial paper program	1,058	1,605

Total short-term borrowings	1,708	2,255

The tables below summarize the activity relating to our short-term borrowings for the three and nine months ended September 30, 2019 and 2018.

		Three months ended September 30, 2019			Nine months ended September 30, 2019
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	3,228	1.32	4,257	10,046	1.33	13,361
Repayment of US commercial paper	(3,461)	1.32	(4,568)	(10,446)	1.33	(13,881)
Net repayment of US commercial paper			(311)			(520)

Proceeds received from credit facilities	—	—	—	420	1.34	561
Repayment of credit facilities	—	—	—	(420)	1.34	(564)
Net repayment of credit facilities			—			(3)

Net repayment of short-term borrowings			(311)			(523)

		Three months ended September 30, 2018			Nine months ended September 30, 2018
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	4,314	1.31	5,649	11,436	1.29	14,726
Repayment of US commercial paper	(4,512)	1.31	(5,904)	(11,232)	1.29	(14,474)
Net (repayment of) proceeds received from US commercial paper			(255)			252

Proceeds received from accounts receivable securitization			—			225
Repayment of accounts receivable securitization			—			(225)
Net proceeds received from accounts receivable securitization			—			—

Net (repayment of) proceeds received on short-term borrowings			(255)			252

Rogers Communications Inc.	18	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Accounts Receivable Securitization Program
Below is a summary of our accounts receivable securitization program as at September 30, 2019 and December 31, 2018.

	As at September 30	As at December 31
(In millions of dollars)	2019	2018

Trade accounts receivable sold to buyer as security	1,263	1,391
Short-term borrowings from buyer	(650)	(650)

Overcollateralization	613	741

There was no net activity related to our accounts receivable securitization program for the three and nine months ended September 30, 2019 and 2018.

US Commercial Paper Program
The tables below summarize the activity relating to our US CP program for the three and nine months ended September 30, 2019 and 2018.

		Three months ended September 30, 2019			Nine months ended September 30, 2019
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper program, beginning of period	1,023	1.31	1,339	1,178	1.36	1,605
Net repayment of US commercial paper	(233)	1.33	(311)	(400)	1.30	(520)
Discounts on issuance [1]	9	1.11	10	21	1.33	28
Loss (gain) on foreign exchange [1]			20			(55)

US commercial paper program, end of period	799	1.32	1,058	799	1.32	1,058
1 Included in finance costs.

		Three months ended September 30, 2018			Nine months ended September 30, 2018
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper program, beginning of period	1,159	1.32	1,526	746	1.25	935
Net (repayment of) proceeds received from US commercial paper	(198)	1.29	(255)	204	1.24	252
Discounts on issuance [1]	7	1.29	9	18	1.33	24
(Gain) loss on foreign exchange [1]			(27)			42

US commercial paper program, end of period	968	1.29	1,253	968	1.29	1,253
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 10). We have not designated these debt derivatives as hedges for accounting purposes.

Non-Revolving Credit Facility
On April 1, 2019, we entered into a new US$2.2 billion ($2.9 billion) non-revolving credit facility. Subsequently, we borrowed US$420 million ($561 million) and subsequently repaid US$420 million ($564 million) on this facility. Concurrent with the borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the borrowings under the non-revolving credit facility. We did not designate these debt derivatives as hedges for accounting purposes. On May 3, 2019, we cancelled the non-revolving credit facility.

Rogers Communications Inc.	19	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 14: LONG-TERM DEBT

			Principal amount	Interest rate	As at September 30	As at December 31
(In millions of dollars, except interest rates)	Due date				2019	2018

Senior notes	2019		400	2.800%	—	400
Senior notes	2019		500	5.380%	500	500
Senior notes	2020		900	4.700%	900	900
Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	662	682
Senior notes	2023	US	850	4.100%	1,126	1,160
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	927	955
Senior notes	2026	US	500	2.900%	662	682
Senior notes	2029		1,000	3.250%	1,000	—
Senior debentures [1]	2032	US	200	8.750%	265	273
Senior notes	2038	US	350	7.500%	464	478
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	662	682
Senior notes	2043	US	650	5.450%	861	887
Senior notes	2044	US	1,050	5.000%	1,390	1,433
Senior notes	2048	US	750	4.300%	993	1,022
Senior notes	2049	US	1,250	4.350%	1,655	—
					16,417	14,404
Deferred transaction costs and discounts					(138)	(114)
Less current portion					(1,400)	(900)

Total long-term debt					14,879	13,390

[1]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at September 30, 2019 and December 31, 2018.

Rogers Communications Inc.	20	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

The tables below summarize the activity relating to our long-term debt for the three and nine months ended September 30, 2019 and 2018.

		Three months ended September 30, 2019			Nine months ended September 30, 2019
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior note issuances (Cdn$)			—			1,000
Senior note issuances (US$)	—	—	—	1,250	1.34	1,676
Total issuance of senior notes			—			2,676

Senior note repayments (Cdn$)			—			(400)

Net issuance of senior notes			—			2,276

Net issuance of long-term debt			—			2,276

		Three months ended September 30, 2018			Nine months ended September 30, 2018
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (US$)	—	—	—	125	1.26	157
Credit facility repayments (US$)	—	—	—	(125)	1.26	(157)
Net borrowings under credit facilities			—			—

Senior note issuances (US$)	—	—	—	750	1.25	938
Senior note repayments (US$)	—	—	—	(1,400)	1.26	(1,761)
Net repayment of senior notes			—			(823)

Net repayment of long-term debt			—			(823)

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2019	2018	2019	2018

Long-term debt net of transaction costs, beginning of period	16,163	14,000	14,290	14,448
Net issuance (repayment) of long-term debt	—	—	2,276	(823)
Loss (gain) on foreign exchange	113	(135)	(263)	250
Deferred transaction costs incurred	—	(2)	(33)	(18)
Amortization of deferred transaction costs	3	2	9	8

Long-term debt net of transaction costs, end of period	16,279	13,865	16,279	13,865

Senior Notes
Issuance of senior notes and related derivatives
In April 2019, we issued $1 billion senior notes due 2029 at a rate of 3.25% and US$1.25 billion senior notes due 2049 at a rate of 4.35%. Concurrent with the issuances, we exercised our outstanding bond forwards and entered into debt derivatives to convert all interest and principal payment obligations on the US$-denominated senior notes to Canadian dollars. We received net proceeds of $2.7 billion from the issuances. See note 10 for more information on our derivative instruments.

In February 2018, we issued US$750 million senior notes due 2048 with a coupon of 4.3%. At the same time, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $938 million from the issuance.

Rogers Communications Inc.	21	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Repayment of senior notes and related derivative settlements
The tables below summarize the repayment of our senior notes for the three and nine months ended September 30, 2019 and 2018. There were no debt derivatives associated with the Canadian dollar-denominated senior notes repaid in 2019.

	Three months ended September 30, 2019		Nine months ended September 30, 2019
(In millions of dollars) Maturity date	Notional amount (US$)	Notional amount (Cdn$)	Notional amount (US$)	Notional amount (Cdn$)

March 2019	—	—	—	400

	Three months ended September 30, 2018		Nine months ended September 30, 2018
(In millions of dollars) Maturity date	Notional amount (US$)	Notional amount (Cdn$)	Notional amount (US$)	Notional amount (Cdn$)

August 2018, repaid April 2018	—	—	1,400	1,761

In April 2018, we repaid the entire outstanding principal amount of our US$1.4 billion ($1.8 billion) 6.8% senior notes otherwise due in August 2018. At the same time, the associated debt derivatives were settled for net proceeds received of $326 million. As a result, we repaid a net amount of $1.5 billion including settlement of the associated debt derivatives, which was separately funded through our US CP program and our bank credit facility. During the nine months ended September 30, 2018, we recognized a $28 million loss on repayment of long-term debt reflecting our obligation to pay redemption premiums upon repayment (see note 7).

Letter of Credit Facilities
Subsequent to the final payment for the 600 MHz spectrum licence acquisition in May 2019 (see note 11), we cancelled $881 million of letters of credit.

NOTE 15: LEASES

Accounting Policy
At inception of a contract, we assess whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

•	the contract involves the use of an identified asset;

•	we have the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and

•	we have the right to direct the use of the asset.

Lessee accounting
We record a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, consisting of:

•	the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date; plus

•	any initial direct costs incurred; and

•	an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less

•	any lease incentives received.

The right-of-use asset is typically depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term consists of:

•	the non-cancellable period of the lease;

•	periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and

•	periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

If we expect to obtain ownership of the leased asset at the end of the lease, we depreciate the right-of-use asset over the underlying asset's estimated useful life. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. We use the relevant incremental borrowing rate as the interest rate implicit in our leases cannot be

Rogers Communications Inc.	22	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

readily determined. The lease liability is subsequently measured at amortized cost using the effective interest rate method.

Lease payments included in the measurement of the lease liability include:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or rate;

•	amounts expected to be payable under a residual value guarantee; and

•
the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, or if we change our assessment of whether or not we will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset.

The lease liability is also remeasured when the underlying lease contract is amended. When there is a decrease in contract scope, the lease liability and right-of-use asset will decrease relative to this change with the difference recorded in net income prior to the remeasurement of lease liability.

We have elected not to separate fixed non-lease components and account for the lease and any fixed non-lease components as a single lease component.

Variable lease payments
Certain leases contain provisions that result in differing lease payments over the term as a result of market rate reviews or changes in the Consumer Price Index (CPI) or other similar indices. We reassess the lease liabilities related to these leases when the index or other data is available to calculate the change in lease payments.

Certain leases require us to make payments that relate to property taxes, insurance, and other non-rental costs. These non-rental costs are typically variable and are not included in the calculation of the right-of-use asset or lease liability.

Lessor accounting
When we act as a lessor, we determine at lease inception whether each lease is a finance lease or an operating lease.

In order to classify each lease as either finance or operating, we make an overall assessment of whether the lease transfers to the lessee substantially all of the risks and rewards incidental to ownership of the underlying asset. If it does, the lease is a finance lease; if not, it is an operating lease.

We act as the lessor on certain collocation leases, whereby, due to certain regulatory requirements, we must allow other telecommunication companies to lease space on our wireless network towers. We do not believe we transfer substantially all of the risks and rewards incidental to ownership of the underlying leased asset to the lessee and therefore classify these leases as operating leases.

If an arrangement contains both lease and non-lease components, we apply IFRS 15, Revenue from contracts with customers to allocate the consideration in the contract between the lease and the non-lease components.

We recognize lease payments received under operating leases into income on a straight-line basis. All of the leases for which we act as lessor are classified as operating leases.

Use of Estimates and Judgments
Estimates
We estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

Judgments
We make judgments in determining whether a contract contains an identified asset. The identified asset should be physically distinct or represent substantially all of the capacity of the asset, and should provide us with the right to substantially all of the economic benefits from the use of the asset.

Rogers Communications Inc.	23	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

We also make judgments in determining whether or not we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow at a similar term and with a similar security.

Certain of our leases contain extension or renewal options that are exercisable only by us and not by the lessor. At lease commencement, we assess whether we are reasonably certain to exercise any of the extension options based on our expected economic return from the lease. We typically exercise extension options on our leases, especially related to our networks, primarily due to the significant cost that would be required to relocate our network towers and related equipment. We periodically reassess whether we are reasonably certain to exercise the options and account for any changes at the date of the reassessment.

Explanatory Information
We primarily lease land and buildings relating to our wireless and cable networks, our retail store presence, and certain of our offices and other corporate buildings. The non-cancellable contract periods for our leases typically range from five to fifteen years.

Lease liabilities
Below is a summary of the activity related to our lease liabilities for the three and nine months ended September 30, 2019.

	Three months ended September 30	Nine months ended September 30
(In millions of dollars)	2019	2019

Lease liabilities, beginning of period	1,608	1,545
Net additions	89	223
Interest on lease liabilities	15	44
Interest payments on lease liabilities	(13)	(34)
Principal payments of lease liabilities	(45)	(124)

Lease liabilities, end of period	1,654	1,654

NOTE 16: SHAREHOLDERS' EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2019 and 2018.

Date declared	Date paid	Dividend per share (dollars)

January 24, 2019	April 1, 2019	0.50
April 17, 2019	July 2, 2019	0.50
June 5, 2019	October 1, 2019	0.50

January 25, 2018	April 3, 2018	0.48
April 19, 2018	July 3, 2018	0.48
August 15, 2018	October 3, 2018	0.48
October 19, 2018	January 3, 2019	0.48
		1.92

On October 22, 2019, the Board of Directors declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on January 2, 2020 to shareholders of record on December 11, 2019.

Rogers Communications Inc.	24	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above five cents per share.

Normal Course Issuer Bid
In April 2019, the TSX accepted a notice of our intention to commence a NCIB program that allows us to purchase, during the twelve-month period beginning April 24, 2019 and ending April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the NCIB for an aggregate purchase price of $500 million (2019 NCIB). Rogers security holders may obtain a copy of this notice, without charge, by contacting us.

In April 2018, the TSX accepted a notice of our intention to commence the normal course issuer bid (NCIB) that allows us to purchase, during the twelve-month period beginning April 24, 2018 and ending April 23, 2019, the lesser of 35.8 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the NCIB for an aggregate purchase price of $500 million (2018 NCIB).

During the three months ended September 30, 2019, pursuant to the 2019 NCIB, we repurchased for cancellation 1,374,848 Class B Non-Voting Shares for $93 million, $4 million of which was paid in October. During the three months ended June 30, 2019, pursuant to the 2019 NCIB, we repurchased for cancellation 734,257 Class B Non-Voting Shares for $50 million. During the three months ended March 31, 2019, pursuant to the 2018 NCIB, we repurchased for cancellation 2,164,113 Class B Non-Voting Shares for $155 million, $19 million of which was paid in early April.

NOTE 17: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in employee salaries, benefits, and stock-based compensation, for the three and nine months ended September 30, 2019 and 2018.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2019	2018	2019	2018

Stock options	(6)	8	(1)	9
Restricted share units	8	16	35	33
Deferred share units	(7)	11	2	19
Equity derivative effect, net of interest receipt	23	(23)	15	(13)

Total stock-based compensation expense	18	12	51	48

As at September 30, 2019, we had a total liability recognized at its fair value of $207 million (December 31, 2018 - $252 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three and nine months ended September 30, 2019, we paid $8 million and $77 million (2018 - $13 million and $61 million), respectively, to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options
Summary of stock options
The tables below summarize the activity related to stock option plans, including performance options, for the three and nine months ended September 30, 2019 and 2018.

	Three months ended September 30, 2019		Nine months ended September 30, 2019
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	3,072,767	$61.43	2,719,612	$53.22
Granted	91,310	$65.43	1,131,480	$72.39
Exercised	(32,295)	$45.63	(719,310)	$46.37

Outstanding, end of period	3,131,782	$61.71	3,131,782	$61.71

Exercisable, end of period	1,018,312	$52.37	1,018,312	$52.37

Rogers Communications Inc.	25	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

	Three months ended September 30, 2018		Nine months ended September 30, 2018
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	2,915,904	$52.82	2,637,890	$49.42
Granted	37,715	$68.10	850,700	$58.88
Exercised	(29,125)	$46.38	(564,096)	$44.69
Forfeited	(73,080)	$55.53	(73,080)	$55.53

Outstanding, end of period	2,851,414	$53.02	2,851,414	$53.02

Exercisable, end of period	1,175,200	$46.40	1,175,200	$46.40

Included in the above table are grants of nil and nil performance options to certain key executives during the three and nine months ended September 30, 2019 (2018 - nil and 439,435), respectively.

Unrecognized stock-based compensation expense related to stock option plans was $7 million as at September 30, 2019 (December 31, 2018 - $8 million) and will be recognized in net income over the next four years as the options vest.

Restricted Share Units
Summary of RSUs
Below is a summary of the activity related to RSUs outstanding, including performance RSUs, for the three and nine months ended September 30, 2019 and 2018.

	Three months ended September 30		Nine months ended September 30
(In number of units)	2019	2018	2019	2018

Outstanding, beginning of period	2,400,049	2,242,858	2,218,925	1,811,845
Granted and reinvested dividends	163,850	207,482	942,049	1,186,553
Exercised	(21,069)	(98,603)	(541,551)	(562,750)
Forfeited	(44,481)	(79,454)	(121,074)	(163,365)

Outstanding, end of period	2,498,349	2,272,283	2,498,349	2,272,283

Included in the above table are grants of 15,844 and 170,674 performance RSUs to certain key executives during the three and nine months ended September 30, 2019 (2018 - 22,896 and 260,395), respectively.

Unrecognized stock-based compensation expense related to these RSUs was $65 million as at September 30, 2019 (December 31, 2018 - $59 million) and will be recognized in net income over the next three years as the RSUs vest.

Deferred Share Unit Plan
Summary of DSUs
Below is a summary of the activity related to DSUs outstanding, including performance DSUs, for the three and nine months ended September 30, 2019 and 2018.

	Three months ended September 30		Nine months ended September 30
(In number of units)	2019	2018	2019	2018

Outstanding, beginning of period	1,867,775	2,177,066	2,004,440	2,327,647
Granted and reinvested dividends	34,193	21,221	93,637	113,973
Exercised	(103,711)	(85,661)	(288,058)	(287,751)
Forfeited	(1,557)	(61,527)	(13,319)	(102,770)

Outstanding, end of period	1,796,700	2,051,099	1,796,700	2,051,099

Included in the above table are grants of 2,113 and 27,210 performance DSUs to certain key executives during the three and nine months ended September 30, 2019 (2018 - 5,337 and 37,761), respectively.

Rogers Communications Inc.	26	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Unrecognized stock-based compensation expense related to these DSUs as at September 30, 2019 was $3 million (December 31, 2018 - $7 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

NOTE 18: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three and nine months ended September 30, 2019 and 2018 were less than $1 million, respectively.

Transactions with Related Parties
We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	the non-executive chairman emeritus of Cassels Brock and Blackwell LLP, a law firm that provides legal services to the Company; and

•	the chair of the board of Transcontinental Inc., a company that provides printing services to the Company.

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2019	2018	2019	2018

Printing and legal services [1]	1	4	5	9

[1]	The amount paid for legal services is nominal.

NOTE 19: CONTINGENT LIABILITIES

Wholesale Internet Costing and Pricing
On August 15, 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (Order), the Canadian Radio-television and Telecommunications Commission (CRTC) set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' third-party Internet access (TPIA) service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost. On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court rules on the Cable Carriers' motion for an interlocutory Stay of the CRTC's Order pending the Court's determination of the Cable Carriers' motion for Leave to Appeal.

Due to the Court's granting of an Interim Stay and the significant uncertainty surrounding both the outcome and the amount, if any, we could ultimately have to repay to the resellers, we have not recorded a liability for this contingency at this time. The CRTC's order as drafted would have resulted in a refund of amounts previously billed to the resellers of approximately $140 million this quarter, representing the impact on a retroactive basis from March 31, 2016 to September 30, 2019. We estimate the ongoing impact will be approximately $11 million per quarter.

System Access Fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

Rogers Communications Inc.	27	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 Fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular Devices
In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs were seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. In March 2019, the plaintiffs discontinued the class action without any payment by Rogers.

Income Taxes
We provide for income taxes based on all of the information that is currently available and believe that we have adequately provided these items. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Outcome of Proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

NOTE 20: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-Cash Operating Working Capital Items

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2019	2018	2019	2018

Accounts receivable	71	(12)	42	35
Inventories	66	7	73	52
Other current assets	(25)	13	(68)	(40)
Accounts payable and accrued liabilities	(119)	148	(252)	(32)
Contract and other liabilities	(50)	(79)	(74)	(87)

Total change in non-cash operating working capital items	(57)	77	(279)	(72)

Rogers Communications Inc.	28	Third Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Capital Expenditures

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2019	2018	2019	2018

Capital expenditures before proceeds on disposition	660	705	2,050	1,982
Proceeds on disposition	(3)	(5)	(34)	(20)

Capital expenditures	657	700	2,016	1,962

Rogers Communications Inc.	29	Third Quarter 2019